MAXWELL TECHNOLOGIES, INC.
8888 Balboa Avenue
San Diego, California 92123
(858) 279-5100

June 20, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Barbara C. Jacobs

  Re:
  Application for Withdrawal of Registration Statement:
  Maxwell Technologies, Inc.
  Registration Statement No. 333-90320

Ladies and Gentlemen:

        In furtherance of its Request for Withdrawal filed with the Securities and Exchange Commission (the "Commission") on June 19, 2002, Maxwell Technologies, Inc., a Delaware corporation (the "Registrant"), hereby restates its withdrawal request for the purpose of providing additional information regarding the reasons for the withdrawal request, and hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Commission consent to the withdrawal of the Registrant's Registration Statement, which previously was filed with the Commission on June 18, 2002 on Form S-3 under the Act (Registration No. 333-90320), along with any exhibits filed thereto ("Registration Statement").

        The Registrant has signed a definitive agreement for the acquisition of Montena Components, Ltd. ("Montena"), as more fully described in the Registrant's press release, dated June 3, 2002. The Registrant has determined, in connection with the consummation of the Montena acquisition, that it is in the best interests of the Registrant and its stockholders to withdraw the Registration Statement until such time as the Montena acquisition is completed. For this reason, the Registrant is requesting the withdrawal of the Registration Statement.

        No securities have been sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.

        Please direct any questions or comments regarding this filing to the undersigned at (858) 503-5172.

Very truly yours,
MAXWELL TECHNOLOGIES, INC.
/s/ DONALD M. ROBERTS Donald M. Roberts Vice President, General Counsel and Secretary